Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

April 29, 2010

Via EDGAR Correspondence Ms. Deborah O’Neal-Johnson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TIFF Investment Program, Inc. (“TIP”); File Nos.: 811-8234 and 33-73408
TIP’s Post-Effective Amendment No. 32 to Registration Statement on Form N-1A

Dear Ms. O’Neal-Johnson:

On behalf of TIP, the purpose of this letter is to provide further information and rationale for TIP’s proposed response to the comment from the Staff of the U.S. Securities and Exchange Commission regarding the disclosures preceding the Average Annual Total Return table in the fund summary sections of TIP’s prospectus.

The original Staff comment is as follows:

For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, please remove the following sentence that appears in the Average Annual Total Returns section:  “Total returns for [Multi-Asset] Fund include the effects of entry and exit fees received by the fund and the deduction of such fees on a purchase and a redemption of fund shares, assuming a purchase at the beginning of each period and a redemption in full at the end of the period.”

As TIP has previously indicated supplementally, TIP believes that the substance of this disclosure is necessary and appropriate to explain to investors the impact of the entry and exit fees on the presented fund performance and to explain adequately the differences between the performance presented in the preceding bar chart and the performance presented in the average annual total return tables.  As we have discussed, the entry and exit fees differ from sales loads imposed by retail mutual funds in that they are retained by the fund; however, from an investor’s standpoint they are similar because such fees are deducted from the investor’s investment/redemption proceeds.   Thus, for an investor to understand that, unlike the bar chart, the average annual total returns in the table reflect the deduction of such fees from their account, we believe that disclosure to that effect must be included with the table.

In this regard, we reviewed numerous fund summaries/summary prospectuses of various retail mutual fund families and note that in each case they are disclosing, either in a paragraph following the table or in the caption preceding the table, that such average annual total returns “include/reflect sales charges.”  This disclosure is, in our experience, the norm and has been included ever since such disclosure was first required in the Form N-1A.  In order to provide similar disclosure to investors in TIP’s funds and in recognition of the Staff’s desire to standardized this disclosure across all mutual funds to the extent practical, TIP proposes to delete the sentence that the Staff has requested be removed and revise the first sentence of the introductory paragraph to read as follows (new language is underlined): “The table below illustrates the changes in the fund’s yearly performance and shows how the fund’s average returns for one year, five years, ten years and since fund inception, which reflect the deduction of entry and exit fees from a member’s account, compare with selected benchmarks.”  Alternatively, the heading to that section could be revised to read as follows:

Average Annual Total Returns for periods ended 12/31/09
(including deduction of entry and exit fees from a member’s account)

The added words “from a member’s account” are needed because the total returns reflected in the bar chart preceding the table also include entry and exit fees in that they are retained by the fund (unlike sales charges) but such fees are presumed not to be deducted from the investor’s account.  We believe that the proposed disclosure is consistent with the Form N-1A while acknowledging the distinct differences between TIP and the more familiar retail mutual funds.  We also note that this disclosure is required by FINRA and SEC Rule 482.

Please do not hesitate to contact the undersigned at (215) 564-8037, if you would like to discuss these issues further.  We appreciate your further consideration of these matters and look forward to hearing from you soon.

Sincerely,

STRADLEY RONON STEVENS & YOUNG, LLP

/s/ Kristin H. Ives, Esq.

By   Kristin H. Ives, Esq.